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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Argyle Security, Inc.

Full Name of Registrant

Former Name if Applicable
12903 Delivery Drive

Address of Principal Executive Office (Street and Number)
San Antonio, TX 78247

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Argyle Security, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q (“Form 10-Q”) by November 16, 2009 without unreasonable effort or expense as a result of the ongoing review by management and the Company’s independent accounting firm of the impact of recent change-of-control events and the impact of subsequent events on the financial results for the third quarter.

The Company intends to finalize its financial statements prior to the five calendar days of the due date, as required by the extension provided by Rule 12b-25(b) promulgated under the Securities Exchange Act of 1934.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Donald F. Neville	210	798-2917
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see Exhibit A.

Argyle Security, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 16, 2009	By	/s/ Donald F. Neville

Name: Donald F. Neville
Title: Chief Financial Officer

Exhibit A

Argyle Security, Inc. (the “Company”) had revenues of $86.8 million (including related party revenues of $1.9 million) and $105.8 million (including related party revenues of $15.1 million) for the nine months ended September 30, 2009 and 2008, respectively, representing a decrease of $19.0 million or 18.1%. The decrease in 2009 was because in 2008, the Company’s Corrections business segment saw significant revenue growth due to an increase in the number of projects booked during 2007 when the U.S. economy was more robust. During 2008, the number of projects booked was lower because of the overall slowdown of the U.S. economy and a more challenging debt-financing market for larger private prison developers. The fewer projects booked resulted in lower revenues for the nine months ended September 30, 2009.

Because of the ongoing work being done by the Company to finalize the financial results, a reasonable estimate of the cost of revenues, gross margin, operating expenses, other income and net income cannot be made at this time.